Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 21 dated April 14, 2011

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 21 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 21 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 15 dated November 23, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010, Supplement No. 16 dated December 15, 2010, Supplement No. 17 dated December 23, 2010, Supplement No. 18 dated February 11, 2011, Supplement No. 19 dated March 29, 2011 and Supplement No. 20 dated March 31, 2011. Capitalized terms used in this Supplement No. 21 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of 70 & 90 Hudson Street

On April 11, 2011, we acquired a fee interest in two office buildings located at 70 Hudson Street, or 70 Hudson, and 90 Hudson Street, or 90 Hudson, in Jersey City, New Jersey, or collectively, 70 & 90 Hudson.

We acquired 70 & 90 Hudson for an aggregate purchase price of approximately $310,000,000, exclusive of customary closing costs and the assumption of approximately $238,419,000 in two existing mortgage loans, or collectively the Assumed Loans. The estimated acquisition cap rate for 70 & 90 Hudson is 7.9% in the aggregate.* The 70 Hudson mortgage loan has a current balance of approximately $120,857,000 and bears interest at a rate of 5.64% annually, matures on April 11, 2016, has a 30-year amortization schedule, may be defeased at any time subject to posting adequate defeasance collateral and related conditions and is pre-payable in whole, without penalty or premium, during the three month period immediately preceding the maturity date. The balance due at maturity is approximately $111,449,000. The 90 Hudson mortgage loan has a current balance of approximately $117,562,000 and bears interest at a rate of 5.66% annually, matures on May 1, 2016, has a 30-year amortization schedule and is pre-payable at any time subject to a prepayment premium of the greater of 1% of the then outstanding principal balance and yield maintenance, except during the three month period immediately preceding the maturity date, when no such premium or other penalty shall apply. The balance due at maturity is approximately $106,953,000. A $50,000 fee was paid to CBRE Capital Markets, an affiliate of the Investment Advisor, in connection with the assumption of the 90 Hudson mortgage loan. In addition, we have provided a guaranty of certain recourse obligations and an environmental indemnity for each of the Assumed Loans. The agreements pertaining to the Assumed Loans contain customary provisions, including representations, warranties, covenants and indemnifications. We funded the approximately $71,581,000 balance of the aggregate purchase price, exclusive of closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $4,650,000 acquisition fee.

*

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the properties. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the properties, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.

70 Hudson is a 409,272 square foot, 12-story office building constructed in 2000 located directly on the Hudson River waterfront across from lower Manhattan. The following table summarizes information regarding the tenant of 70 Hudson as of April 11, 2011:(1)

Tenant	Principal Nature of Business	Lease Expiration		Net Rentable Square Feet	Percentage Leased	Annualized Base Rent	Annualized Base Rent Per Leased Square Foot	Annualized Effective Rent Per Leased Square Foot(2)	Percentage of Gross Annual Rent
Barclays Capital, Inc. (3)	Financial	1/2016	(4)	409,272	100%	$12,278,160	$30.00	$47.42	100%
Total/ Weighted Average:				409,272	100%	$12,278,160	$30.00	$47.42	100%

(1)	Because we did not own this property prior to April 11, 2011, we are unable to show data for years prior to this time.

(2)	Annualized Effective Rent Per Leased Square Foot includes tenant reimbursables and other revenue.

(3)

The tenant is Long Island Holding A, LLC, a wholly-owned subsidiary of Barclays Capital, Inc., a leading global investment bank based in the United Kingdom. Barclays Capital, Inc. is the investment banking division of Barclays Bank PLC (NYSE: BCS), a global bank, and remains financially responsible under the lease.

(4)	There are no termination or renewal options.

90 Hudson is a 418,046 square foot, 12-story office building constructed in 1999 that is immediately adjacent to 70 Hudson along the Hudson River waterfront. The following table summarizes information regarding the tenants of 90 Hudson as of April 11, 2011:(1)

Tenant	Principal Nature of Business	Lease Expiration		Net Rentable Square Feet	Percentage Leased	Annualized Base Rent	Annualized Base Rent Per Leased Square Foot		Annualized Effective Rent Per Leased Square Foot(2)		Percentage of Gross Annual Rent
Lord Abbett & Co., LLC(3)	Financial	12/2024	(4)	148,894	36%	$5,211,290	$35.00		$47.59		36%
National Union Fire Insurance Company of Pittsburgh, PA(5)	Insurance	12/2012	(6)	171,824	41%	$6,010,440	$34.98		$44.41		39%
NDB Capital Markets Corp.(7)	Financial	12/2024	(8)	97,138	23%	$3,399,830	$35.00		$48.17		24%
Other(9)	Misc.	Various		190	<1%	$141,863	—	(9)	—	(9)	1%
Total/ Weighted Average:				418,046	100%	$14,763,423	$35.32		$46.74		100%

(1)	Because we did not own this property prior to April 11, 2011, we are unable to show data for years prior to this time.
(2)	Annualized Effective Rent Per Leased Square Foot includes tenant reimbursables and other revenue.

(3)	Lord Abbett & Co., LLC is an employee owned investment manager.

(4)	There are no termination options. There is one 10-year renewal option at the then fair market rental rate.

(5)	National Union Fire Insurance Company of Pittsburgh, PA operates as a subsidiary of American International Group, Inc. and is a national provider of commercial insurance solutions.

(6)	There are two 5-year renewal options, each at 95% of the then fair market value rental rate.

(7)	NDB Capital Markets Corp. is a subsidiary of National Discount Brokers Group, Inc., a NASDAQ market maker (NYSE: NDB).

(8)

Pursuant to a sublease, Lord Abbett & Co., LLC has taken occupancy of the premises subject to the existing lease with NDB Capital Markets Corp. In exchange for granting consent to this sublease, we have the right to require Lord Abbett & Co., LLC to incorporate the NDB Capital Markets Corp. premises into its primary lease with us through the remainder of the term expiring in December 2024, with one 10-year renewal option.

(9)

Includes 190 square feet that is rented to the proprietor of a news stand and two antenna leases for rooftop space. Per square foot amounts for this category are not meaningful as the antennas are not allocated building square footage. However, antenna income is included in deriving the total per square foot amounts for the property.

At this time we currently have no plans with respect to the major renovation, improvement or redevelopment of 70 & 90 Hudson. Both 70 Hudson and 90 Hudson are participating in a payment in lieu of taxes program, or a PILOT program, whereby they are exempt from property taxes for a period of 20 years (which period commenced on May 1998 for 90 Hudson and October 1999 for 70 Hudson), with the implementation of a lease/sublease structure between our subsidiary entities required to qualify for the PILOT program and to preserve the continuing tax abatement; however, ownership has agreed to make certain scheduled “service charge” payments to the City of Jersey City in lieu of such taxes. In 2010, the service charge paid with respect to 70 Hudson was approximately $1,170,000 and the service charge paid with respect to 90 Hudson was approximately $1,313,000. The annual service charges payable with respect to 70 Hudson and 90 Hudson are subject to staged adjustments and periodic increases through the term of the PILOT program, which is scheduled to end in May 2018.